UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras signed a Revolving Credit Facility of US$ 3.25 billion

Rio de Janeiro, March 28, 2019 - Petróleo Brasileiro S.A. - Petrobras reports that yesterday it signed a Revolving Credit Facility - RCF in the amount of US$ 3.25 billion, maturing in March 2024, which may be extended for up to two years. The contract, signed with 18 banks, allows the company to make withdrawals from such facility until the month prior to maturity.

The contract also provides for the possibility of drawing up to US$ 1 billion to provide counter-guarantee on bank guarantees in Brazil, focusing on judicial guarantees.

The Commitment fee for the unused credit facility and the financing cost, in case of withdrawal, will be impacted by the company’s corporate rating, as shown in the table below.

Petrobras’ Rating (S&P and Fitch / Moody’s)	Commitment rate (p.a.)	Financing cost (p.a.)
≥BBB- / Baa3	0.33%	Libor 6M + 1.10%
BB+ / Ba1	0.41%	Libor 6M + 1.35%
≤BB / Ba2 (*)	0.45%	Libor 6M + 1.50%

(*)	Petrobras’ current rating: BB- / Ba2

The transaction will allow greater efficiency in the company’s cash management, by enabling the early settlement of existing debts in an amount equivalent to the contracted volume, maintaining the level of liquidity. Moreover, it will increase the capacity to issue judicial guarantees in Brazil.

The banks’ performance in this operation is broken down as follows:

– Joint Bookrunner: Citibank, Credit Agricole, JPMorgan Chase, Mizuho and The Bank of Nova Scotia;

– Senior Mandated Lead Arranger: Bank of China and Intesa Sanpaolo;

– Mandated Lead Arranger: ABN AMRO, Credit Suisse, Goldman Sachs e HSBC;

– Participants: Commerzbank, Banco Bilbao Vizcaya Argentaria (BBVA), BNP Paribas, Natixis, Banco Santander, Standard Chartered Bank e Bank of America.

The transaction is in line with the company’s Resiliency Plan and liability management strategy, which seeks to improve the profile of amortization and cost of debt, considering the deleveraging goal set forth in its 2019-2023 Business and Management Plan.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer